FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 22, 2008

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports 1Q2008 Results”, dated April 22, 2008.
2.	Investor Conference Materials entitled, “AU Optronics Corp. First Quarter 2008 Results”, dated April 22, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: April 22, 2008	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports 1Q2008 Results

Issued by: AU Optronics Corp.
Issued on: April 22, 2008

Hsinchu, Taiwan, April 22, 2008 –

AUO First Quarter 2008 Unaudited Consolidated Financial Highlights:

* Revenue was NT$136.63 billion (US$ 4.5 billion*), 12.1% QoQ decline
* Net income after tax was NT$26.99 billion (US$ 889 million)
* Basic Earnings per Share of NT$3.41 (or US$1.12 per ADR)
* Gross margin: 27.1%, Operating margin: 22.2%

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced unaudited consolidated revenue of NT$136.63 billion and net income of NT$ 26.99 billion, which attributable to equity holders of the parent company was NT$26.86 billion, for the first quarter ended March 31, 2008. And, basic EPS equaled NT$3.41 per common share (US$ 1.12 per ADR).

The company shipped large-sized panel of 22 million units, 5.1% sequentially decreased but a significant 38.1% YoY increase. Small- and medium-sized panel shipments amounted to 37.68 million, a 21.5% QoQ decrease but a remarkable 70.3% YoY growth.

Mr. Max Cheng, Chief Financial Officer and Spokesperson of AUO noted that while Q1 is low season, AUO was able to hit the 2nd record high in its quarterly profitability, bringing net income to nearly NT$ 27 billion, which represented 18.5% sequential decline but a remarkable improvement from a net loss of NT 5.1 billion in 1Q2007.    Despite the weaker US dollar and employee bonus adjustment, AUO was able to keep its gross margin at 27.1% and operating margin at 22.2%, fairly similar to the previous quarter.  The better than expected result was attributed to cost down efforts, better product mix and the execution of AUO’s “4D Project” - dedicated team, dedicated fabrication, dedicated line and dedicated material.  Company expects to continuously

2

improve its business model and strengthen its financial structure in preparation for the coming growth and challenges.

* Amounts converted by an exchange rate of NTD30.37 :USD1 as of Mar 31, 2008.
* All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”)

#                      #                      #

ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world largest manufacturer* of large-sized thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20.3%* of global market share with revenues of NT$480.2 billion (US$14.81billion)* in 2007.  TFT-LCD technology is currently the most widely used flat panel display technology.  Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5-generation) fabrication facility production started mass production in the fourth quarter of 2006.  The Company currently operates one 7.5-generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5-generation TFT-LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development.  AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large-sized (1.5”-65”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

* DisplaySearch 4Q2007 WW Large-Area TFT-LCD Shipment Report dated Jan 23, 2008.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2007 year end revenue converted by an exchange rate of NTD32.43:USD1.

For more information, please contact:
Fiona Chiu	Yawen Hsiao
Corporate Communications Dept	Corporate Communications Dept.
AU Optronics Corp	AU Optronics Corp.
Tel: +886-3-5008899 ext 3206	+886-3-5008899 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: fiona.chiu@auo.com	yawen.hsiao@auo.com

Item 2

AU Optronics Corp.
First Quarter 2008 Results
Investor Conference

April 22, 2008

                                Safe Harbor Notice

The statements included in this presentation that are not historical in nature are forward-looking statements within the meaning of Section 27A of the United
States Securities Act of 1933 and Section 21E of the United States Securities
Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of
China ( ROC GAAP ). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ( US GAAP ).

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU
Optronics Annual Report on Form 20-F with respect to the year ended December,
2006 filed with the United States Securities and Exchange Commission.

                                                                              2
                                                 AUO Proprietary & Confidential

Consolidated Income Statement

AUO

Amount : NT$ Million Except Per Share Data

	1Q'08[a]		4Q'07[a]		QoQ %	1Q'07	
Net Sales	**136,630**	100.0%	**155,495**	100.0%	*(12.1%)*	**80,720**	100.0%
Cost of Goods Sold	(99,546)	(72.9%)	(113,502)	(73.0%)	*(12.3%)*	(80,446)	(99.7%)
Gross Profit	**37,084**	**27.1%**	**41,993**	**27.0%**	*(11.7%)*	**275**	**0.3%**
Operating Expenses	(6,774)	(5.0%)	(7,212)	(4.6%)	*(6.1%)*	(4,517)	(5.6%)
Operating Income	**30,310**	**22.2%**	**34,781**	**22.4%**	*(12.9%)*	**(4,243)**	**(5.3%)**
Net Non-operating Expenses	(1,456)	(1.1%)	(1,352)	(0.9%)	*7.7%*	(842)	(1.0%)
Income before Tax	**28,855**	**21.1%**	**33,429**	**21.5%**	*(13.7%)*	**(5,085)**	**(6.3%)**
Net Income	**26,985**	**19.8%**	**33,092**	**21.3%**	*(18.5%)*	**(5,105)**	**(6.3%)**
Attributable to:							
Equity holders of the parent company	26,861	19.7%	33,006	21.2%	*(18.6%)*	(5,105)	(6.3%)
Minority interest	124	0.1%	86	0.1%	*43.9%*	1	0.0%
Net Income	**26,985**	**19.8%**	**33,092**	21.3%	*(18.5%)*	**(5,105)**	(6.3%)
Basic EPS (NT$)[b]	**3.41**		**4.22**		*(19.1%)*	**-0.67**	
Operating Income + D&A	**50,114**	**36.7%**	**55,322**	**35.6%**	*(9.4%)*	**14,949**	**18.5%**
Unit Shipments (mn)[c]							
Large Size Panels	**22.0**		**23.2**		*(5.1%)*	**15.9**	
Small & Medium Size Panels	**37.7**		**48.0**		*(21.5%)*	**22.1**	

– Unaudited, prepared by AUO on a consolidated basis

(a) Effective 2Q07, AUO's consolidated financial statement incorporated Toppan CFI (Taiwan) Co, Ltd (CFI) into consolidated entity
(b) Basic EPS was calculated based on the total diluted weighted average outstanding shares of each quarter (7,867m shares in 1Q08, 7,809m shares in 4Q07 and 7,574m shares in 1Q07) by retroactively adjusting to stock dividend and stock bonus
(c) Large size refers to panels that are 10 inches and above

3

AUO Proprietary & Confidential

Consolidated Balance Sheet Highlights

AUO

Amount : NT$ Million

	1Q'08[(a)]	4Q'07[(a)]	QoQ %	1Q'07
Cash & ST Investment	114,944	91,237	26.0%	23,514
Inventory	37,238	35,431	5.1%	44,753
Short Term Debt[(b)]	38,667	35,722	8.2%	39,805
Long Term Debt	138,777	142,016	(2.3%)	176,755
Equity	327,254	300,820	8.8%	226,152
Total Assets	637,215	617,459	3.2%	545,455
Inventory Turnover (Days)[(c)]	33	31		49
Debt to Equity	54.2%	59.1%		95.8%
Net Debt to Equity	19.5%	29.2%		86.1%

– Unaudited, prepared by AUO on a consolidated basis

(a) Effective 2Q07, AUO's consolidated financial statement incorporated CFI into consolidated entity
(b) Short term debt refers to all interest bearing debt maturing within one year
(c) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

4

AUO Proprietary & Confidential

                       Consolidated Cash Flow Highlights

Amount : NT$ Million
                                1Q'08       4Q'07      QoQ
                               ---------------------------------
From Operating Activities       45,792      75,724    (29,932)
Net Profit                      26,985      33,092     (6,107)
Depreciation & Amortization     19,803      20,541       (738)
Net Change in Working Capital   (1,024)     23,756    (24,780)
---------------------------------------------------------------
From Investing Activities      (22,712)     (9,817)   (12,895)
Capital Expenditure            (22,283)    (10,197)   (12,086)
---------------------------------------------------------------
From Financing Activities        1,213     (16,543)    17,756
Net Change in Debt               1,222     (16,633)    17,856
---------------------------------------------------------------
Net Change in Cash(a)           23,851      49,853    (26,002)

-- Unaudited, prepared by AUO on a consolidated basis

(a)  In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries .

                                                                              5
                                                 AUO Proprietary & Confidential

                     Consolidated Revenues by Application

-- Unaudited, prepared by AUO on a consolidated basis

                                                                              6
                                                 AUO Proprietary & Confidential

                            Large Panel ASP by Unit

o    Unaudited, prepared by AUO on a consolidated basis
o    Large size refers to panels that are 10 inches and above
o    Blended ASP in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of
     each respective quarter

                                                                              7
                                                 AUO Proprietary & Confidential

                     Consolidated Shipments & ASP by Area

--   Unaudited, prepared by AUO on a consolidated basis
--   ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of each respective quarter

                                                                              8
                                                 AUO Proprietary & Confidential

            Consolidated Small & Medium Panel Shipments & Revenues

--   Unaudited, prepared by AUO on a consolidated basis
--   Small & Medium size refers to panels that are under 10 inches

                                                                              9
                                                 AUO Proprietary & Confidential

Capacity by Fab

Fab	Substrate Size (mm)	3/2008 Capacity	6/2008 (F) Capacity
L3A (G3.5)	610 x 720	40,000	40,000
L3B (G3.5)	610 x 720	20,000 LTPS	20,000 LTPS
L3C (G3.5)	600 x 720	60,000	60,000
L3D (G3.5)	620 x 750	30,000	30,000
L4A (G4.0)	680 x 880	60,000	60,000
L5A (G5.0)	1100 x 1250	50,000	50,000
L5B (G5.0)	1100 x 1300	70,000	70,000
L5C (G5.0)	1100 x 1300	120,000	120,000
L5D (G5.0)	1100 x 1300	70,000	70,000
L6A (G6.0)	1500 x 1850	120,000	120,000
L6B (G6.0)	*1500 x 1850*	*90,000*	*100,000*
L7A (G7.5)	1950 x 2250	60,000	60,000

– Capacity based on monthly glass substrate input

10

AUO Proprietary & Confidential

www.auo.com
                                   ir@auo.com

                                                                             11
                                                 AUO Proprietary & Confidential

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
March 31, 2008 and 2007

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	March 31, 2008			March 31, 2007		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	3,745	113,741	17.8	21,797	4.0	91,943	421.8
Available-for-Sale Financial Assets - Current	40	1,203	0.2	1,716	0.3	(513)	(29.9)
Notes & Accounts Receivables	2,237	67,932	10.7	46,266	8.5	21,666	46.8
Other Current Financial Assets	114	3,472	0.5	1,957	0.4	1,515	77.4
Inventories	1,226	37,238	5.8	44,753	8.2	(7,515)	(16.8)
Other Current Assets	455	13,818	2.2	5,538	1.0	8,280	149.5
Total Current Assets	7,817	237,404	37.3	122,027	22.4	115,376	94.5

Long-term Investments	257	7,815	1.2	13,004	2.4	(5,189)	(39.9)

Fixed Assets	20,165	612,426	96.1	538,371	98.7	74,054	13.8
Less Accumulated Depreciation	(8,112)	(246,360)	(38.7)	(159,792)	(29.3)	(86,568)	54.2
Net Fixed Assets	12,054	366,066	57.4	378,579	69.4	(12,513)	(3.3)

Other Assets	854	25,931	4.1	31,844	5.8	(5,913)	(18.6)
Total Assets	20,982	637,215	100.0	545,455	100.0	91,760	16.8

LIABILITIES
Short-term Borrowings	13	406	0.1	1,400	0.3	(994)	(71.0)
Accounts Payable	2,924	88,805	13.9	70,845	13.0	17,960	25.4
Current Installments of Long-term Borrowings	1,260	38,261	6.0	38,406	7.0	(144)	(0.4)
Current Financial Liabilities	1	22	0.0	52	0.0	(31)	(58.6)
Other Current Liabilities	1,435	43,596	6.8	31,538	5.8	12,058	38.2
Total Current Liabilities	5,634	171,090	26.8	142,241	26.1	28,849	20.3

Long-term Borrowings	3,843	116,710	18.3	149,263	27.4	(32,553)	(21.8)
Bonds Payable	727	22,067	3.5	27,491	5.0	(5,424)	(19.7)
Other Long-term Liabilities	3	94	0.0	307	0.1	(213)	(69.3)
Total Liabilities	10,206	309,961	48.6	319,303	58.5	(9,341)	(2.9)

SHAREHOLDERS' EQUITY
Common Stock	2,591	78,682	12.3	75,738	13.9	2,944	3.9
Capital Surplus	3,751	113,914	17.9	110,755	20.3	3,159	2.9
Retained Earnings	4,063	123,391	19.4	38,819	7.1	84,572	217.9
Cumulative Translation Adjustments	26	803	0.1	548	0.1	255	46.6
Unrealized Gain/Loss on Financial Products	44	1,322	0.2	(57)	0.0	1,379	–
Deferred Compensation Cost	0	0	0.0	(3)	0.0	3	–
Minority Interests	301	9,141	1.4	351	0.1	8,790	2501.0
Total Shareholders' Equity	10,776	327,254	51.4	226,152	41.5	101,102	44.7
Total Liabilities & Shareholders' Equity	20,982	637,215	100.0	545,455	100.0	91,760	16.8

Note:    (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.37 per USD as of March 31, 2008

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended March 31, 2008 and 2007 and December 31, 2007
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	1Q 2008		% of	1Q 2007	YoY	1Q 2008		% of	4Q 2007	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	4,499	136,630	100.0	80,720	69.3	4,499	136,630	100.0	155,495	(12.1)
Cost of Goods Sold	3,278	99,546	72.9	80,446	23.7	3,278	99,546	72.9	113,502	(12.3)
Gross Profit	1,221	37,084	27.1	275	13,409.5	1,221	37,084	27.1	41,993	(11.7)
Operating Expenses
SG&A	167	5,087	3.7	3,292	54.5	167	5,087	3.7	5,062	0.5
R&D	56	1,687	1.2	1,226	37.6	56	1,687	1.2	2,150	(21.5)
	223	6,774	5.0	4,517	49.9	223	6,774	5.0	7,212	(6.1)
Operating Income (Loss)	998	30,310	22.2	(4,243)	–	998	30,310	22.2	34,781	(12.9)

Net Non-Operating Expenses	(48)	(1,456)	(1.1)	(842)	72.9	(48)	(1,456)	(1.1)	(1,352)	7.7

Income (Loss) before Income Tax	950	28,855	21.1	(5,085)	–	950	28,855	21.1	33,429	(13.7)
Income Tax Expense	(62)	(1,869)	(1.4)	(20)	9,220.7	(62)	(1,869)	(1.4)	(336)	455.7
Net Income (Loss)	889	26,985	19.8	(5,105)	–	889	26,985	19.8	33,092	(18.5)

Attributable to:
Equity Holders of The Parent Company	884	26,861	19.7	(5,105)	–	884	26,861	19.7	33,006	(18.6)
Minority Interest	4	124	0.1	1	17,956.2	4	124	0.1	86	43.9
Net Income (Loss)	889	26,985	19.8	(5,105)	–	889	26,985	19.8	33,092	(18.5)

Basic Earnings Per Share	0.11	3.41		(0.67)		0.11	3.41		4.22
Basic Earnings Per ADR(3)	1.12	34.15		(6.74)		1.12	34.15		42.21
Weighted-Average Shares Outstanding ('M)		7,867		7,574			7,867		7,809

Note:    (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NT$30.37 per USD as of March 31, 2008
(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Years Ended March 31, 2008 and 2007
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1Q 2008		1Q 2007
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net Income (Loss)	889	26,985	(5,105)
Depreciation & Amortization	652	19,803	19,192
Provision for Inventory Devaluation	0	10	1,435
Investment Loss(Gain) under Equity Method	(2)	(59)	98
Disposal Gain on Long-term Investments	0	0	(1)
Changes in Working Capital & Others	(31)	(948)	(1,164)
Net Cash Provided by Operating Activities	1,508	45,792	14,456

Cash Flows from Investing Activities:
Proceeds from Disposal of AFS Investments	5	151	(126)
Acquisition of Property, Plant and Equipment	(734)	(22,283)	(26,101)
Proceeds from Disposal of Property, Plant and Equipment	1	24	0
Proceeds from Disposal of Idle Assets	0	1	0
Increase in Long-term Investments	(0)	(14)	(566)
Proceeds from Disposal of Long-term Investments	0	0	5
Increase in Deferred Assets and Intangible Assets	(15)	(460)	(981)
Decrease(Increase) in Other Assets	(4)	(132)	52
Net Cash Used in Investing Activities	(748)	(22,712)	(27,716)

Cash Flows from Financing Activities:
Increase(Decrease) in Short-term Borrowings	9	269	(2,330)
Increase(Decrease) in Guarantee Deposits	0	1	(2)
Increase(Decrease) in Long-term Borrowings and Bonds Payable	31	953	(6,119)
Employee Stock Options Exercised	0	15	15
Change in Minority Interest	(1)	(24)	9
Net Cash Provided(Used) by Financing Activities	40	1,213	(8,428)

Effect of Exchange Rate Changes on Cash	(15)	(442)	(440)
Net Increase (Decrease) in Cash and Cash Equivalents	785	23,851	(22,128)
Cash and Cash Equivalents at Beginning of Period	2,960	89,890	43,926
Cash and Cash Equivalents at End of Period	3,745	113,741	21,797

Note:    (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.37 per USD as of March 31, 2008

AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
March 31, 2008 and 2007
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	March 31, 2008			March 31, 2007		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	3,397	103,164	17.1	19,462	3.7	83,702	430.1
Available-for-Sale Financial Assets - Current	40	1,203	0.2	1,716	0.3	(513)	(29.9)
Notes & Accounts Receivables	2,238	67,953	11.3	46,425	8.9	21,528	46.4
Other Current Financial Assets	47	1,422	0.2	1,876	0.4	(453)	(24.2)
Inventories	1,123	34,092	5.7	40,558	7.8	(6,466)	(15.9)
Other Current Assets	408	12,387	2.1	5,338	1.0	7,049	132.0
Total Current Assets	7,251	220,221	36.6	115,375	22.2	104,847	90.9

Long-term Investments	1,026	31,147	5.2	24,775	4.8	6,372	25.7

Fixed Assets	17,892	543,368	90.3	500,025	96.0	43,343	8.7
Less Accumulated Depreciation	(7,148)	(217,092)	(36.1)	(149,950)	(28.8)	(67,142)	44.8
Net Fixed Assets	10,743	326,276	54.2	350,075	67.2	(23,799)	(6.8)

Other Assets	800	24,304	4.0	30,645	5.9	(6,341)	(20.7)
Total Assets	19,820	601,948	100.0	520,869	100.0	81,079	15.6

LIABILITIES
Accounts Payable	2,945	89,429	14.9	66,141	12.7	23,288	35.2
Current Installments of Long-term Borrowings	1,124	34,124	5.7	34,218	6.6	(93)	(0.3)
Current Financial Liabilities	1	20	0.0	52	0.0	(32)	(60.8)
Other Current Liabilities	1,200	36,430	6.1	28,270	5.4	8,160	28.9
Total Current Liabilities	5,268	160,004	26.6	128,681	24.7	31,323	24.3

Long-term Borrowings	3,348	101,684	16.9	138,598	26.6	(36,913)	(26.6)
Bonds Payable	727	22,067	3.7	27,491	5.3	(5,424)	(19.7)
Other Long-term Liabilities	3	80	0.0	299	0.1	(219)	(73.2)
Total Liabilities	9,346	283,836	47.2	295,069	56.6	(11,234)	(3.8)

SHAREHOLDERS' EQUITY
Common Stock	2,590	78,652	13.1	75,738	14.5	2,914	3.8
Capital Collected In Advance	1	30	0.0	0	0.0	30	–
Capital Surplus	3,751	113,914	18.9	110,688	21.3	3,226	2.9
Retained Earnings	4,063	123,391	20.5	38,886	7.5	84,505	217.3
Cumulative Translation Adjustments	26	803	0.1	548	0.1	255	46.6
Unrealized Gain/Loss on Financial Products	44	1,322	0.2	(57)	0.0	1,379	–
Deferred Compensation Cost	0	0	0.0	(3)	0.0	3	–
Total Shareholders' Equity	10,475	318,112	52.8	225,800	43.4	92,312	40.9
Total Liabilities & Shareholders' Equity	19,820	601,948	100.0	520,869	100.0	81,079	15.6

Note:    (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.37 per USD as of March 31, 2008

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended March 31, 2008 and 2007 and December 31, 2007
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	1Q 2008		% of	1Q 2007	YoY	1Q 2008		% of	4Q 2007	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	4,486	136,239	100.0	80,694	68.8	4,486	136,239	100.0	155,254	(12.2)
Cost of Goods Sold	3,315	100,668	73.9	81,091	24.1	3,315	100,668	73.9	114,104	(11.8)
Gross Profit (Loss)	1,171	35,571	26.1	(397)	–	1,171	35,571	26.1	41,151	(13.6)
Operating Expenses
SG&A	141	4,294	3.2	2,704	58.8	141	4,294	3.2	4,316	(0.5)
R&D	56	1,687	1.2	1,210	39.4	56	1,687	1.2	2,129	(20.8)
	197	5,981	4.4	3,914	52.8	197	5,981	4.4	6,445	(7.2)
Operating Income (Loss)	974	29,591	21.7	(4,311)	–	974	29,591	21.7	34,706	(14.7)

Net Non-Operating Expenses	(28)	(864)	(0.6)	(794)	8.8	(28)	(864)	(0.6)	(1,390)	(37.8)

Income (Loss) before Income Tax	946	28,727	21.1	(5,105)	–	946	28,727	21.1	33,317	(13.8)

Income Tax Expense	(61)	(1,865)	(1.4)	0	–	(61)	(1,865)	(1.4)	(311)	500.1
Net Income (Loss)	884	26,861	19.7	(5,105)	–	884	26,861	19.7	33,006	(18.6)

Basic Earnings Per Share	0.11	3.41		(0.67)		0.11	3.41		4.22
Basic Earnings Per ADR(3)	1.12	34.15		(6.74)		1.12	34.15		42.21

Weighted-Average Shares Outstanding ('M)		7,867		7,574			7,867		7,809
	30.37

Note:    (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NT$30.37 per USD as of March 31, 2008
(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For theYears Ended March 31, 2008 and 2007
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1Q 2008		1Q 2007
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net Income (Loss)	884	26,861	(5,105)
Depreciation & Amortization	578	17,552	18,006
Provision(Reverse) for Inventory Devaluation	(6)	(185)	1,215
Investment Loss (Gain) under Equity Method	(16)	(481)	197
Changes in Working Capital & Others	3	99	(745)
Net Cash Provided by Operating Activities	1,444	43,846	13,567

Cash Flows from Investing Activities:
Proceeds from Disposal of AFS Investments	5	151	0
Acquisition of Property, Plant and Equipment	(675)	(20,495)	(24,677)
Proceeds from Disposal of Property, Plant and Equipment	7	226	0
Proceeds from Disposal of Idle Assets	0	1	0
Increase in Long-term Investments	(13)	(400)	(1,021)
Increase in Deferred Assets and Intangible Assets	(14)	(437)	(989)
Decrease(Increase) in Other Assets	(3)	(99)	49
Net Cash Used in Investing Activities	(693)	(21,053)	(26,638)

Cash Flows from Financing Activities:
Decrease in Guarantee Deposits	(0)	(1)	(2)
Decrease in Long-term Borrowings and Bonds Payable	0	0	(8,621)
Employee Stock Options Exercised	0	15	15
Net Cash Provided(Used) by Financing Activities	0	14	(8,609)

Effect of Exchange Rate Changes on Cash	(6)	(175)	100
Net Increase (Decrease) in Cash and Cash Equivalents	745	22,632	(21,580)
Cash and Cash Equivalents at Beginning of Period	2,652	80,532	41,042
Cash and Cash Equivalents at End of Period	3,397	103,164	19,462

Note:    (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.37 per USD as of March 31, 2008